SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

 For the month of November, 2002

 Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

 (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated November 28, 2002

Benetton adopts the Code of Conduct for Internal Dealing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

BENETTON ADOPTS THE CODE OF CONDUCT FOR INTERNAL DEALING

Ponzano, 28th November 2002 The Board of Directors of Benetton Group, which met 14th November 2002, has resolved to adopt the "Code of Conduct" for Internal Dealing as defined by the articles 2.6.3 and 2.6.4 of the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A.

The Code of Conduct, in view of the fact that Benetton Group S.p.A is also listed on the Frankfurt stock exchange, will additionally respect the disclosure and publicity obligations envisaged by the German Wertpapierhandelsgesetz WpHG law (Securities Trading Act), Section 15a.

The adopted Code of Conduct provides therefore for the notification of transactions as per art. 2.6.4 of the Regulation of the Italian Market and also of the following:

  transactions on financial instruments, including those not listed, whose value directly depends either on the price of the shares or on the convertible bonds issued by Benetton Group;

  transactions excluded from the obligation for disclosure as indicated in art. 2.6.4 item 2 lett. d) of the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A.;

- undertaking of the obligation upon the execution of one of the transactions subject to communication.

The adopted Code of Conduct also includes, among the subjects indicated in art. 2.6.4 item 2 lett. a) of the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A., the parents of the Significant Person.

The quantitative limits and timing required for the notifiction of the transactions and for their disclosure to the market are stricter than those indicated by the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A. and they are as follows:

Quantative limits: the Significant Person must notify the company of transactions, also cumulative, that exceed the limit of Euro 50.000,00 per declarant in the quarterly period indicated in art. IA.2.13.1 of the Instructions to the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A., and also the transactions that, in any case, exceed the amount of Euro 25.000,00 per declarant in a period of 30 calendar days.

Timing: notification to the company must be executed the same day as the transaction which, single or cumulative, results in the exceeding of the aforementioned limits. Benetton Group in turn, upon receipt of the information regarding such transactions, will arrange for the following communications (via N.I.S.) to Borsa Italiana S.p.A. in accordance with the following schedule :

  transactions exceeding the limit of Euro 50.000,00 in the quarterly period will be notified within 10 stock-market dealing days following the end of the quarter in which they occurred;

  transactions exceeding the limit of Euro 250.000,00 in the quarterly period or of Euro 25.000,00 in 30 calendar days, will be notified within 2 stock-market dealing days following the day in which the transaction was notified to the company.

All the aforementioned communications will be published by Benetton Group S.p.A. on the web-site www.benetton.com where the full text of the Code of Conduct is also available.

For further information : +39 0422 519036

www.benetton.com/press

www.benetton.com/investors